Independence Holding Company
485 Madison Avenue
New York, NY 10022

June 16, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:        Jeffrey Riedler, Assistant Director
  Mellissa Campbell Duru, Special Counsel

Re:       Independence Holding Company
  Form S-4
  Filed May 9, 2011

Ladies and Gentleman:

By letter dated May 24, 2011, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Independence Holding Company (“IHC” or the “Company,” “we,” “us” or “our”) with its comment on the Company’s registration statement on Form S-4 filed on May 9, 2011 (the “Original Filing”)  We are in receipt of your letter and set forth below the Company’s response to the Staff’s comment. For your convenience, the comment is listed below, followed by the Company’s response.

Selected Financial Data of Independence Holding Company, page 21

1.	Please update the financial statements included in the registration statement as set forth in Rule 3-12 of Regulation S-X.

RESPONSE:

The Company has updated the financial statements included in the registration statement to comply with Rule 3-12 of Regulation S-X.

2.
Please revise to include complete summarized financial information required by Item 1010(c) of Regulation M-A in the prospectus. For example, please revise to disclose the ratio of earnings to fixed charges and pro forma data specified in Item 1010(c)(6). See Instruction 6 to Item 10 of Schedule TO. In addition, refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations” that is available on the Commission's website at http://www.sec.gov for additional guidance.

RESPONSE:

The Company has revised the financial statements to include the complete summarized financial information required by Item 1010(c) of Regulation M-A including the ratio of earnings to fixed charges and pro forma data specified in Item 1010(c)(6).

Background and Reasons for the Offer, page 25

3.
We note disclosure regarding the bidder's intention to possibly acquire additional shares of American Independence Corp. following the consummation of the offer. Revise to disclose how such acquisitions will occur (i.e., through open market purchases or otherwise). Please confirm your understanding that the tender offer rules may apply to future acquisitions and, depending on the circumstances, may necessitate your compliance with such rules' filing and dissemination obligations.

RESPONSE:

The Company has revised the registration statement to disclose that future acquisitions may be made through open market purchases, individual negotiated transactions or otherwise.

The Offer, page 26

4.
We note that Independence Holding Company and its wholly-owned subsidiary, Madison Investors Corporation, will be 80% beneficial owners of American Independence Corp. following the successful completion of the offer. Please confirm that Madison Investors Corporation will be identified as a co-bidder in the offer and accordingly be subject to the filing and dissemination requirements specified in Regulation 14D. Refer generally to Section II.D.2. of the November 14,2000 Current Issues Outline available at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm.

RESPONSE:

Madison Investors Corporation, a wholly owned subsidiary of Independence Holding Company, will not be a beneficial owner of any common stock acquired through the tender offer.  Independence Holding Company is not making a tender offer on behalf of Madison Investors Corporation.  As a result, Madison Investors Corporation will not be identified as a co-bidder in the offer and accordingly will not be subject to the filing and dissemination requirements specified in Regulation 14D.

Expiration Date of the Offer, page 26

5.
As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day.

RESPONSE:

The offer will be open at least through midnight on the twentieth business day.

Extension, Termination and Amendment, page 27

6.
While Independence Holding Company "acknowledges" the requirements of Rule 14e-l (c), please revise to clarify that the bidders will, in fact, promptly pay for all securities properly tendered and not withdrawn by the expiration date or will promptly return all securities after termination or withdrawal of the offer.

RESPONSE:

The Company has revised the registration statement to clarify that the Company will promptly pay for all securities properly tendered and not withdrawn by the expiration date or will promptly return all securities after termination or withdrawal of the offer as required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended, or the “Exchange Act.”

7.
You reserve the right "to delay acceptance for exchange of, or exchange of, any shares of American Independence Corp ... " While you may delay acceptance of the shares for matters relating to government regulatory approval, it is inappropriate to delay acceptance of the shares for matters relating to general legal compliance, absent an extension of the Offer. Please confirm that any delay in acceptance will be consistent with Exchange Act Rule l4e-1(c).

RESPONSE:

The Company confirms that any delay in acceptance will be consistent with Exchange Act Rule l4e-1(c).

Exchange of American Independence Corp. Shares; Delivery of Independence Holding Company Common Stock and Cash, page 28

8.
You reserve the right to assign or transfer to one or more affiliates the right to purchase tendered equity shares. Please note that if Independence Holding Company does so, the entity to which the right is assigned may need to be added as a filing person on the Schedule TO-T, which is eventually filed. This in turn may necessitate an extension of the offer period and may require the offering document to be revised to provide all of the disclosure required by Schedule TO as to that entity. Please confirm your understanding in your response letter.

RESPONSE:

The Company understands that if the Company transfers the right to purchase tendered equity shares to one or more affiliates before the offer expires, the entity to which the right is assigned may need to be added as a filing person on the Schedule TO-T, which is eventually filed. The Company also understands that this may necessitate an extension of the offer period and may require the offering document to be revised to provide all of the disclosure required by Schedule TO as to that entity.

Conditions of the Exchange Offer, page 35

9.
Refer to the final paragraph of this section relating to your failure to exercise the right to waive an offer condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to shareholders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

RESPONSE:

The Company understands that when an offer condition is triggered, proceeding with the offer anyways constitutes a waiver of that triggered offer condition.  The Company also understands that depending on the materiality of the waived offer condition and the number of days remaining in the offer, the Company may be required to extend the offer and re-circulate new disclosure to shareholders.

10.
Please refer to our prior comment. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform shareholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

RESPONSE:

The Company understands that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform shareholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for, the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Adam C. Vandervoort
Adam C. Vandervoort
Vice President, General Counsel and Secretary